December 5, 2024

Xiaohang Wang
Chief Executive Officer
Bodhi Tree Biotechnology Inc
4125 Blackhawk Plaza Circle, Suite 172
Danville, CA 94506

       Re: Bodhi Tree Biotechnology Inc
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 26, 2024
           CIK No. 0002041531
Dear Xiaohang Wang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors, page 3

1. We note your response to prior comment 7 and reissue in part. Please revise to include a risk factor detailing whether your executive management team has any experience managing a public company.
Description of Business, page 20

2. We note your response to prior comment 6, indicating that, currently, the Company is not subject to any governmental regulations. Please revise your disclosure to state this clearly.
 December 5, 2024
Page 2

3. We note your response to prior comment 9, indicating that your CEO, Mr. Xiaohang
       Wang, is now responsible for vegetarian recipe designs, and that your customer base is primarily individuals, who are mainly sourced from your management
s personal
       networks and from friends    introduction. Please revise to include risk
factor disclosure
       detailing your reliance on management.
Intellectual Property, page 23

4. We note your response to prior comment 11 and reissue in part. Please state the expected duration of any trademarks once received.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Going Concern, page 27

5. We note your response to prior comment 12 and reissue in part. Please revise to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term as well as the long-term.
       See Item 303(b)(1) of Regulation S-K.
Charter Exclusive Forum Provisions, page 36

6. We note your response to prior comment 4 indicating that your Certificate of
       Incorporation provides that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for, among other things, any derivative action or proceeding brought on behalf of the Company. Additionally, you indicate that your Certificate of
       Incorporation provides that the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities law. However, we are not able to locate such provisions in your Certificate of
       Incorporation. Please revise or advise.

       In addition, please revise your risk factor to address additional risks to investors, including, but not limited to, increased costs to bring a claim, and that these
       provisions can discourage claims or limit investors    ability to bring
a claim in a
       judicial forum that they find favorable.
General

7. We note your response to prior comment 17 and reissue in part. Please revise to address the costs and time constraints associated with effecting service of legal process, enforcing foreign judgments or bringing actions in China against you or your management.
8. We note your response to prior comment 18 and reissue it. Please provide us with an analysis of your basis for determining that it is appropriate to characterize this transaction as a secondary offering, rather than an indirect primary offering, under
       Securities Act Rule 415(a)(1)(i). For guidance, please see Question
612.09 of the
       Securities Act Rules Compliance and Disclosure Interpretations.
 December 5, 2024
Page 3

        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Cassi Olson